Mail Stop 3561

June 3, 2008

Mr. Thomas M. Ringo
Chief Financial Officer
19245 Tenth Avenue NE
Poulsbo, Washington 98370

>   **Re: Pope Resources, A Delaware Limited Partnership**
>   **Form 10-K for the year ended December 31, 2007**
>   **Filed March 11, 2008**
>   **File No. 001-09035**

Dear Mr. Ringo:

We have reviewed your response letter dated May 27, 2008 and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended December 31, 2007

Note 9. Commitments and Contingencies, page 65

1. We note from your response to our prior comment 11 that you shifted to a "Monte Carlo Simulation" analysis in 2006 for the purposes of assessing the environmental liability and you disclosed this change in your Form 10-K for the year ended December 31, 2006. However, the disclosure of this change in methodology does not appear to have been made in the notes to the financial statements in the Form 10-K for the year ended December 31, 2006. Also, we do not believe that you have adequately disclosed the effects on income from continuing operations, net income and per share amounts that result from your change to the Monte Carlo Simulation from the previous method of estimating your environmental liability. Please note that because it appears you have changed your methodology for assessing the environmental liability, not only in 2006 and 2007, but in future periods, we do believe this is a change in estimate that affects several future periods. As previously requested, in future filings, please discuss this change in terms of a change in estimate and include the disclosures required by paragraph 22 of SFAS No. 154.

2. We note from your response to our prior comment 12 that you have revised the Critical Accounting Policies and Estimates section of MD&A in your March 31, 2008 Form 10-Q to include the requested disclosure. Please confirm that in future filings, you will also revise your notes to the financial statements to disclose the range of potential loss to which you are exposed. Refer to the disclosure requirements outlined in paragraph 10 of SFAS No. 5.

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You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

VIA FACSIMILE (360) 697-1476
Mr. Thomas M. Ringo
Chief Financial Officer